

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Douglas Beplate
Chairman of the Board of Directors
United Health Products, Inc.
10624 S. Eastern Ave.
Suite A209
Henderson, NV 89052

   Re: United Health Products, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed July 9, 2020
     File No. 000-27781

Dear Mr. Beplate:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences